Exhibit 99.2

Deed of Vote in Accordance with the Companies Regulations (Voting in
Writing and Position Notices), 5766-2005 (the “Regulations”)

1.	Company name: Mazor Robotics Ltd.

2.
Type, date and location of the general shareholders’ meeting: An Annual General Meeting (the “Meeting”) of Shareholders of Mazor Robotics Ltd. (the “Company”), to be held at LLW&Co., Law Offices, at 5 Azrieli Center, Square Tower, 35th floor, Tel-Aviv, Israel, on Wednesday, December 27, 2017, at 4:00 p.m. Israel time.

3.	The proposals on the agenda for which votes may be delivered by Deed of Vote (the "Proposals"):

3.1.
To approve the re-appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for the year ending December 31, 2017, and until the next annual general meeting of the Company's shareholders;

3.2.	To approve the re-appointment of Mr. Jonathan Adereth as director of the Company until the next Annual General Meeting of the Company's shareholders or until his successor has been duly appointed;

3.3.
To approve the re-appointment of Mr. Ori Hadomi ("Hadomi") as director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed;

3.4.	To approve the re-appointment of Mr. Michael Berman as director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed;

3.5.
To approve the re-appointment of Ms. Sarit Soccary Ben-Yochanan as director of the Company until the next Annual General Meeting of the Company’s shareholders or until her successor has been duly appointed;

3.6.
To approve the re-appointment of Mr. Gil Bianco as an external director of the Company until the next Annual General Meeting of the Company's shareholders or until his successor has been duly appointed;

3.7.
To approve an update to Hadomi's employment agreement as the Company's Chief Executive Officer ("CEO"), in such matter that as of January 1, 2018, the CEO's monthly fixed salary will be increased to NIS 90,000.

3.8.	To approve a grant of options to purchase up to 50,000 of the Company’s ordinary shares to the Company’s CEO.

3.9.	To approve an amended Compensation Policy for Directors and Officers.

Each of the hereinabove Proposals shall be voted separately.

4.
Location and times where the full text of the proposed resolutions may be viewed: The full text of the proposed resolutions may be viewed at the Company’s registered office, Sunday to Thursday from 9:00 a.m. to 5:00 p.m., Israel time, following advance coordination with Mr. Ran Grinshtein, Sr. Director of Finance, at telephone no. 972-4-6187131, until the convention date of the Meeting, and also in the immediate report published regarding the convention of the aforementioned Meeting, as it appears on the website of the Israel Securities Authority at www.magna.isa.gov.il.

5.
Details, to the Company’s best knowledge, regarding candidates for appointment to the Company’s Board of Directors: Messrs. Jonathan Adereth, Ori Hadomi, Michael Berman and Gil Bianco and Ms. Sarit Soccary Ben-Yochanan are currently serving as directors of the Company. For details, to the Company’s best knowledge, about Messrs. Jonathan Adereth, Ori Hadomi, Michael Berman, Gil Bianco and Ms. Sarit Soccary Ben-Yochanan, see Notice of the Meeting, published by the Company on November 21, 2017.

6.	Majority required to pass the resolutions on the agenda, for which voting may be submitted by a Deed of Vote:

6.1.
Each of Proposals 3.1 to 3.5 Pursuant to the Israeli Companies Law, 5799-1999 (the "Israeli Companies Law") requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Simple Majority”).

6.2.
Each of Proposals 3.6 to 3.9 Pursuant to the Israeli Companies Law requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the Company or shareholders who do not have a "Personal Interest" (as such term is defined hereunder)1 in the approval of the proposal who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the Company`s total voting rights. “Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer and exclusive of a personal interest that stems from the fact of holding shares in the Company, including the personal interest of a person who votes by virtue of a power of attorney given him by another person, even if the other person does not have a personal interest, and the vote of a person who was given a power of attorney by a person who has a personal interest shall also be deemed the vote of a person with a personal interest, irrespective of whether the person who votes has or does not have direction.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposals 3.6 to 3.9 described hereinafter (please see the definition of the term “Personal Interest” hereinabove). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to Proposals 3.6 to 3.9, their vote will be disqualified.

7.
Validity of Deed of Vote: A Deed of Vote will be valid only if the following documents have been attached to it, and if it has been delivered to the Company (including by means of registered mail) no less than four (4) hours before the date of the Meeting (the "System Lock Time"):

7.1.	If the shareholder is unregistered: attachment of unregistered shareholder’s authorization of ownership.

7.2.	If the shareholder is registered in the Company’s books: attachment of a photocopy of an ID card, passport or certificate of incorporation.

An unregistered shareholder may vote through the electronic voting system. Voting through the electronic voting system will be allowed until six (6) hours before the Meeting. A Deed of Vote which has not been delivered in accordance with the instructions specified in this Section until the System Lock Time will be invalid. For this purpose, the “Delivery Time” will be the time on which the Deed of Vote and attached documents are delivered to the Company’s offices.

8.	Address for delivery of Deed of Votes and Position Notices: The Company’s registered office at Shacham 5, Caesarea 3088900, Israel.

9.
Deadlines for delivery of Deed of Votes and Position Notices: The deadline for delivery of shareholders’ Position Notices to the Company is December 17, 2017. The deadline for delivery of the Deeds of Vote is four (4) hours before the date of the Meeting; in other words, December 27, 2017, at noon. The deadline for delivery of a Position Notice by the Company regarding the response of the Company’s Board of Directors to the Position Notices submitted by the shareholders is December 21, 2017.

10.
Shareholder Proposals: Any shareholder of the Company who intends to present a proposal at the Meeting, must satisfy the requirements of the Israeli Companies Law and the regulations promulgated thereunder. Under Section 66(b) of the Israeli Companies Law, only shareholders who severally or jointly hold at least 1% of the Company's outstanding voting rights, are entitled to request that the Company's Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders.

Accordingly, any such shareholders may request to include a proposal on the agenda of the Meeting by submitting their proposals in writing to Mr. Ran Grinshtein, Sr. Director of Finance, at the following address: Shacham 5, Caesarea 3088900, Israel.

For a shareholder proposal to be considered for inclusion at the Meeting, the written proposal, together with the accompanying documentation and information required to be submitted under Israeli law, must be received by Mr. Ran Grinshtein no later than November 28, 2017.

If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda on the Meeting, we will publish a revised agenda for the Meeting no later than December 5, 2017, by way of issuing a press release or submitting a Report on Form 6-K under the U.S. Securities and Exchange Commission Regulations.

11.	Web addresses of the distribution site and stock exchange site: where Deeds of Votes and Position Notices may be found: www.magna.isa.gov.il and www.maya.tase.co.il, respectively.

12.
Receiving authorizations of ownership: Shareholders are entitled to receive authorizations of ownership at the branch of the stock exchange member, or by mail (requiring payment of shipping fees only), at their request. Requests made regarding this matter will be made in advance for a particular securities account.

13.
Receiving Deed of Votes and Position Notices: Unregistered shareholders are entitled to receive by e-mail (to the address held by the stock exchange member), at no charge, a link to the text of the Deed of Vote and Position Notices on the distribution site, by the stock exchange member through which they holds its shares, unless they have notified the stock exchange member that they are not interested in receiving the aforementioned link, or that they are interested in receiving a Deed of Vote by regular mail for a fee. The aforementioned regarding Deed of Vote will also apply regarding receipt of Position Notices.

14.
Viewing Deeds of Vote: One or more shareholders who hold, on the Record Date, shares at a rate equal to five percent (5%) or more of all voting rights in the Company, and those holding the same rate out of the total voting rights not held by the Company’s controlling shareholder, as defined in Section 268 of the Israeli Companies Law, will be entitled, whether on their own or by means of a proxy acting on their behalf, after convention of the Meeting, to view the Deeds of Vote at the Company’s office (whose address is specified in Section 7 above), during conventional working hours, as specified in Regulation 10(A) of the Regulations.

The number of shares which constitute 5% of the total voting rights in the Company is 2,582,777 ordinary shares of NIS 0.01 par value each of the Company.

15.
In accordance with and subject to the provisions of the Israeli Companies Law and the Regulations, the Company may, after the date of publication of this written proxy, make changes to the agenda topics (including adding a topic), and Position Notices regarding the resolutions on the agenda may be published. As such changes are made and/or Position Notices published, it will be possible to review them in the Company's reports on the distribution site.

Revised Proxy as needed due to changes in resolutions on the agenda, will be published by the Company on the distribution site concurrently with the publication of changes in such decisions, no later than the dates specified in Section 5b in the Companies Regulations (Notice of a General Meeting and a Class Meeting in a Public Company), 5760-2000.

Deed of Vote – Part B

Company name: Mazor Robotics Ltd., public company no. 51-300904-3
Company address (for submission and delivery of Deeds of Vote): Shacham 5, Caesarea 3088900, Israel.
Meeting date: Wednesday, December 27, 2017, at: 4:00 p.m. (Israel Time).
Meeting type: Annual General Meeting (the "Meeting").
Determining date for ownership of shares with regards to voting rights in the Meeting: Monday, November 27, 2017.

Shareholder Details
Shareholder Name: ___________________
ID no.: ______________________

For shareholders who are not in possession of an Israeli ID card:
Passport no.: ______________________
Country of Issue: ______________________
Valid Until: _______________________

For shareholders that are corporations:
Corporation no. : _____________________
Country of Incorporation: ___________________

Manner of Voting:

	Agenda Topic	Manner of Voting
		For	Abstain	Against
1.
Re-appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for the year ending December 31, 2017, and until the next annual general meeting of the Company's shareholders

2.	Re-appointment of Mr. Jonathan Adereth as director of the Company until the next Annual General Meeting of the Company's shareholders or until his successor has been duly appointed
3.	Re-appointment of Mr. Ori Hadomi as director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed

	Agenda Topic	Manner of Voting
		For	Abstain	Against
4.	Re-appointment of Mr. Michael Berman as director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed
5.	Re-appointment of Ms. Sarit Soccary Ben-Yochanan as director of the Company until the next Annual General Meeting of the Company’s shareholders or until her successor has been duly appointed
	Agenda Topic	Manner of Voting			Are you a controlling shareholder or do you have a personal interest in this resolution*
		For	Abstain	Against	Yes*	No
6.	Re-appointment of Mr. Gil Bianco as an external director of the Company until the next Annual General Meeting of the Company's shareholders or until his successor has been duly appointed

	Agenda Topic	Manner of Voting			Are you a controlling shareholder or do you have a personal interest in this resolution*
		For	Abstain	Against	Yes*	No
7.	Updating Mr. Ori Hadomi's employment agreement as the Company's CEO, in such matter that as of January 1, 2018, Mr. Ori Hadomi's monthly fixed salary will be increased to NIS 90,000
8.	Grant of options to purchase up to 50,000 of the Company’s ordinary shares to Mr. Ori Hadomi, as the Company’s CEO
9.	Approval of an amended Compensation Policy for Directors and Officers

Mark X or V clearly in the appropriate column, in accordance with your voting decision.  Non-marking will be considered as an abstention from voting on that topic.

Details:
Following are the details concerning my personal interest in matters on the agenda:

_____________________________________________________________________________________________________________________________________________________________

_____________________________________________________________________________________________________________________________________________________________

_____________________________________	_____________________________________
Date	Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Israeli Companies Law, 5799-1999), this Deed of Vote is only valid when accompanied by an authorization of ownership.

For shareholders registered in the Company’s shareholder registry – this Deed of Vote will only be valid when accompanied by a photocopy of an ID / passport / certificate of incorporation.

*The vote of a shareholder, who will not fill in this column or indicate “Yes” without details, will not be taken into account.